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                            February 23, 2023

       Gilberto Tomazoni
       Chief Executive Officer
       JBS B.V.
       Stroombaan 16, 5th Floor
       1181 VX, Amstelveen, Netherlands

                                                        Re: JBS B.V.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-4
                                                            Submitted February
16, 2023
                                                            CIK No. 001791942

       Dear Gilberto Tomazoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement

       Management
       Compensation of Executive Officers and Directors, page 150

   1. Please update your disclosure to include JBS S.A.'s executive compensation for its most recently completed
fiscal year. See Item 6.B. of Form 20-F.
 Gilberto Tomazoni
FirstName
JBS B.V. LastNameGilberto Tomazoni
Comapany23,
February   NameJBS
            2023 B.V.
February
Page 2 23, 2023 Page 2
FirstName LastName
        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      John Vetterli